Exhibit 99.1

Micropolis Holding Company Announces the Details of its Postponed Extraordinary General Meeting of Shareholders

Dubai, November 24, 2025 — Micropolis Holding Company (NYSE American: MCRP) (“Micropolis” or the “Company”), a robotics manufacturer based in the United Arab Emirates which specializes in developing autonomous mobile robots that utilize wheeled electric vehicle platforms and are equipped with autonomous driving capabilities, announced today the details of its postponed Reconvened Extraordinary General Meeting of Shareholders (“Reconvened EGM”) that was originally scheduled to be held on November 21, 2025 at 5:00p.m. (Dubai time).

The Company’s postponed Reconvened Extraordinary General Meeting of Shareholders (the “Postponed EGM”) will be held on Friday, November 28, 2025, beginning at 5:00p.m. (Dubai time), virtually via a Zoom conference call.

Instructions for accessing the Zoom virtual conference call are as follows:

Zoom meeting link: https://us04web.zoom.us/j/73790924828?pwd=5QEWT7aS8Obvt0jCNXOSBdc6y39zNd.1

Meeting ID: 349 335 360 035 95

Passcode: gy7qe9nz

Shareholders are advised that there is no change to the proposals of the Reconvened EGM, and any votes previously cast in relation to the proposals of the Reconvened EGM will apply and be put forward at the Postponed EGM.

About Micropolis Holding Company

Micropolis is a robotics manufacturer founded in 2014, based in UAE with its headquarters located in Dubai Production City, Dubai, UAE. It specializes in developing AMRs that utilize wheeled EV platforms and are equipped with autonomous driving capabilities. As part of Micropolis’ product offerings, it integrates application-specific pods that serve as the primary purpose of a robot. These pods are designed to accommodate various functionalities, including surveillance cameras, road sweepers, logistics compartments, as well as collaborative robots (cobots) intended for direct human-robot interaction.

For more information, visit www.micropolis.ai.

Contact Information

For Investor Relations:

Micropolis Holding Company
Email: Francesca@micropolis.ae